SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35081; File No. 812-15530

Nuveen Enhanced Floating Rate Income Fund, et al.

December 22, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an exemption from rule 23c-3 under the Act.

Summary of Application: Applicants request an order under sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of rule 23c-3 to permit certain registered closed-end investment companies to make repurchase offers on a monthly basis.

Applicants: Nuveen Enhanced Floating Rate Income Fund, Nuveen Fund Advisors, LLC, Nuveen Asset Management, LLC, and Nuveen Securities, LLC.

Filing Date: The application was filed on December 6, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on January 16, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Mark L. Winget, mark.winget@nuveen.com, with a copy to Joel D. Corriero, Esq., Stradley Ronon Stevens & Young, LLP, jcorriero@stradley.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated December 6, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

　　　For the Commission, by the Division of Investment Management, under delegated authority.

Christina Z. Milnor,

Assistant Secretary.